METALLA REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2021 AND PROVIDES ASSET UPDATES

(All dollar amounts are in United States dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
November 15, 2021

Vancouver, Canada: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the three and nine months ended September 30, 2021. For complete details of the condensed interim consolidated financial statements and accompanying management's discussion and analysis for the three and nine months ended September 30, 2021, please see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at www.metallaroyalty.com.

Brett Heath, President, and CEO of Metalla, commented, "The third quarter of 2021 represented another meaningful step in the continued growth of Metalla, with the acquisition of the 5% royalty on the Castle Mountain project being developed by Equinox Gold. Metalla continues to have another record year in 2021 on the acquisition front, with a total of seven transactions completed, which have the potential to add significant gold ounces to our account."

FINANCIAL HIGHLIGHTS

During the nine months ended September 30, 2021, and the subsequent period up to the date of this news release, the Company:

  Closed seven new royalty and stream acquisitions to bring the total held to 70 precious metal assets through the following notable transactions:
  an existing 5.0% Net Smelter Returns ("NSR") royalty on the South Domes portion of the Castle Mountain Gold Mine ("Castle Mountain") owned by Equinox Gold Corp. ("Equinox"), from an arm's length seller for total consideration of $15.0 million, of which $10.0 million was paid in cash at closing, and the remaining $5.0 million to be paid in cash within 20 months from the closing date bearing interest at 4.0% per annum;
  an existing 1.35% NSR royalty on a portion of the Côté Gold Project and all of the Gosselin Zone (located ~1.5km to the northeast of the Côté Gold Project) (together referred to as "Cote-Gosselin") owned by IAMGOLD Corporation ("IAMGOLD") and Sumitomo Metal Mining Co., Ltd., from arm's length sellers for total consideration of C$7.5 million in cash;

  an existing 2.5% NSR royalty on Minera Alamos Ltd.'s La Fortuna project, from Argonaut Gold Ltd. for aggregate consideration of $2.25 million in cash. The 2.5% NSR, which is capped at $4.5 million, will be in addition to Metalla's uncapped 1.0% NSR royalty to increase the total royalty exposure to 3.5% on the La Fortuna project;
  an existing 0.5% NSR royalty on Barrick Gold Corp.'s ("Barrick") Del Carmen project, which is part of the 9 Moz Au Alturas-Del Carmen project in the prolific El Indio belt in the San Juan province of Argentina, from Coin Hodl Inc. for a total consideration of C$1.6 million in cash;(1)
  an existing 0.75% Gross Value Return ("GVR") royalty on Eldorado Gold Corp.'s 2 Moz Au Tocantinzinho project located in the Tapajos district in the State of Para in northern Brazil, from Sailfish Royalty Corp. for a total consideration of $9.0 million in cash. (2) Subsequent to the acquisition, Eldorado sold its interest in Tocantinzinho to G Mining Ventures Corp. ("G Mining") for $115M;
  an existing 1.0%-2.0% NSR royalty on OZ Minerals ("OZ") 1.7Moz Au CentroGold project ("CentroGold") located in the State of Maranhão in northern Brazil, from Jaguar Mining Inc. for total consideration of $7.0 million in cash and with additional contingent payments of up to $11.0 million comprised of shares and cash subject to the successful completion of certain milestones in respect of the CentroGold project;(3) and an existing 0.45% NSR royalty on Agnico Eagle Mines Ltd.'s ("Agnico") Amalgamated Kirkland property in its Kirkland Lake project, and an existing 0.45% NSR royalty on Kirkland Lake Gold's ("Kirkland Lake Gold") North Amalgamated Kirkland property ("North AK Property") at its Macassa mine, from private third parties for total consideration of C$0.7 million in cash.(4)
  on May 14, 2021, announced the termination of its original at-the-market program (the "2020 ATM Program"). From January 1, 2021 to May 14, 2021, the Company distributed 1,526,600 common shares under the 2020 ATM Program at an average price of $9.45 per share for gross proceeds of $14.4 million. From inception in September 2020 to termination in May 2021, the Company distributed a total of 1,809,300 common shares under the 2020 ATM Program at an average price of $9.63 per share for gross proceeds of $17.4 million;
  on May 14, 2021, announced the establishment of a new at-the-market program (the "2021 ATM Program") with a syndicate of agents. Under the 2021 ATM Program the Company may distribute up to $35.0 million (or the equivalent in Canadian dollars) in common shares of the Company. From inception to September 30, 2021, the Company distributed 1,353,128 common shares under the 2021 ATM Program at an average price of $8.70 per share for gross proceeds of $11.8 million, of which 837,596 common shares were sold during the three months ended September 30, 2021, at an average price of $7.89 per share for gross proceeds of $6.6 million. As of the date of this news release, the Company has distributed a total of 1,569,816 common shares under the 2021 ATM program for gross proceeds of $13.3 million;

  for the three months ended September 30, 2021, received or accrued payments on 766 attributable Gold Equivalent Ounces ("GEOs") at an average realized price of $1,733 and an average cash cost of $5 per attributable GEO. For the nine months ended September 30, 2021, received or accrued payments on 2,143 attributable GEOs at an average realized price of $1,753 and an average cash cost of $8 per attributable GEO (see non-IFRS Financial Measures);
  for the three months ended September 30, 2021, generated operating cash margin of $1,728 per attributable GEO, and for the nine months ended September 30, 2021, generated operating cash margin of $1,745 per attributable GEO, from the Wharf, Joaquin, and COSE royalties, the New Luika Gold Mine ("NLGM") stream held by Silverback Ltd., the Higginsville derivative royalty asset, and other royalty interests (see non-IFRS Financial Measures);
  for the three months ended September 30, 2021, recognized revenue from royalty and stream interests, including fixed royalty payments, of $0.8 million, net loss of $2.2 million, and adjusted EBITDA of $0.2 million. For the nine months ended September 30, 2021, recognized revenue from royalty and stream interests, including fixed royalty payments, of $2.2 million, net loss of $7.3 million, and adjusted EBITDA of negative $0.8 million (see non-IFRS Financial Measures);
  for the three months ended September 30, 2021, recognized payments due or received (not included in revenue) from the Higginsville derivative royalty asset of $0.6 million, and for the nine months ended September 30, 2021, recognized payments due or received (not included in revenue) from the Higginsville derivative royalty asset of $1.6 million (see non-IFRS Financial Measures); and
  converted C$5.0 million outstanding on the Beedie Capital amended loan facility (the "Beedie Loan Facility") at C$9.90 per share for a total of 505,050 common shares and completed a draw down for an additional C$5.0 million from the Beedie Loan Facility with a conversion price of C$14.30 per share, and drew down an additional C$3.0 million from the Beedie Loan Facility with a conversion price of C$11.16, with the conversion prices representing a 20% premium above the 30-day volume-weighted average price of the Company's common shares on the date of the draw down in accordance with the terms of the Beedie Loan Facility. As at the date of this News Release, the Company has a total of C$8.0 million outstanding under the Beedie Loan Facility bearing interest at a rate of 8% per annum with a remaining C$12.0 million available on standby under the Beedie Loan Facility.

ASSET UPDATES

Wharf Royalty

On October 27, 2021, Coeur Mining Inc. ("Coeur") reported in a Form 8-K news release, that Wharf produced 28,157 ounces of gold at 0.77 g/t during the third quarter of 2021, in line with the production guidance range of 85-95 Koz for 2021. On September 9, 2021, Coeur reported on 2021 exploration programs at Wharf infilling a great deal of the mineral resources. Significant oxide intercepts include 7.5 g/t gold over 36.6 meters, 4.1 g/t gold over 61 meters and 10.6 g/t gold over 12.2 meters at the Portland Ridge-Boston and Flossie area. Drilling in the Juno area returned 0.62 g/t gold over 60.9 meters. Coeur has received half of the outstanding drill assays with roughly 40% of the holes returning results above resource grade thickness cut-off. Coeur plans to incorporate these results into its year-end 2021 resource model.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

Higginsville Royalty

On October 14, 2021, Karora Resources Inc. announced third quarter production from its Higginsville Gold Operations ("Higginsville") and Beta Hunt mines of 30,365 ounces of gold, in line with 2021 production guidance of 105-115 Koz for 2021.

Metalla holds a 27.5% Price Participation Royalty ("PPR") royalty interest on the difference between the London PM fix gold price and A$1,340/oz on the first 2.5 Koz per quarter until a cumulative total of 34.0 Koz of gold at the Higginsville operation have been delivered. As at September 30, 2021, 11.6 Koz of gold had been delivered.

New Luika Silver Stream

On October 21, 2021, Shanta Gold Limited ("Shanta") provided a production update on NLGM in Tanzania, where third quarter production totaled 14,194 ounces of gold at a cash cost of US$1,063/oz.  On July 19, 2021, Shanta announced a new mine plan for NLGM, where average annual production is expected to be 73.6 Koz gold with the potential to extend mine life beyond 2026 through conversion of significant known resources and the expanded 2,450 tpd mill throughput. Shanta expects total gold production from NLGM for the 5-year plan to total 368 Koz from both open pit and underground mine sources from the mining license. Shanta outlined that the resources presently sitting outside of the mine plan amounts to 552 Koz at 2.37 g/t at NLGM.

The current Probable Reserves at NLGM stand at 423 Koz at 2.99 g/t gold, the Measured Resources are 2.45 Koz at 2.40 g/t gold, the Indicated Resources are 312 Koz at 2.54 g/t gold, and the Inferred Resources are 237 Koz at 2.17 g/t gold.

Metalla holds a 15% interest in Silverback Ltd., whose sole business is receipt and distribution of a 100% silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Endeavor Silver Stream

On October 28, 2021, Sandfire Resources Limited reported that drilling at Endeavor continued with diamond drilling to the south of the Endeavor orebody to target the southern extension to mineralization.

Metalla has the right to buy 100% of the silver production up to 20 Moz (~12.6 Moz remaining under the contract for delivery) from the Endeavor Mine for an operating cost contribution of $1.00/oz of payable silver, indexed annually for inflation, plus a further increment of 50% of the silver price in excess of $7.00/oz.

Côté-Gosselin

On October 18, 2021, IAMGOLD reported that construction had reached 36% completion at the Côté Gold Project and remains on track for H2 2023 production. At the Gosselin zone, IAMGOLD released an initial Indicated Resource estimate of 3.35 Moz at 0.84 g/t gold and an Inferred Resource estimate of 1.71 Moz at 0.73 g/t gold. The Gosselin deposit has only been drilled to approximately half the depth of the Côté deposit and remains open at depth and along strike. A priority area for exploration will be the saddle area between the Gosselin resource pit shell and the Côté deposit for a potential connection of mineralization between the two orebodies. IAMGOLD announced that it will begin mining and infrastructure studies to review alternatives to optimize inclusion of the Gosselin resource into the future Côté life-of-mine planes. IAMGOLD also stated that it will commence work on defining permitting requirements for development scenarios and initiate discussions on these options with First Nation and Métis stakeholders.

Metalla holds a 1.35% NSR royalty on a portion of the Côté deposit and all of the Gosselin zone.

Santa Gertrudis

On November 2, 2021, Agnico announced drilling in the first half of 2021 totaled 27 holes (15,606 meters) focused on advancing Amelia, Espiritu Santo, Santa Teresa, Centauro, Bertha and other zones. At the Centauro zone, drilling led to a significant discovery of high-grade sulphide structures with notable intercepts of 5.8 g/t gold and 9 g/t silver over 15 meters and another interval in the same hole of 15.1 g/t gold and 13 g/t silver over 5.8 meters.

At Amelia, drilling focused on delineating and expanding the deposit with significant intercepts of 4.6 g/t gold and 5 g/t silver over 3.4 meters, 3.6 g/t gold and 18 g/t silver over 4.2 meters and 10.2 g/t gold and 8 g/t silver over 2.8 meters. One hole intersected 4.5 g/t gold and 13 g/t silver over 12.8 meters at 740 meters depth, 300 meters below previously known mineralization. Another hole located 208 meters west of the aforementioned hole intersected 4.1 g/t gold and 8 g/t silver over 3.7 meters, proving the deposit remains open at depth and to the west. Expansion and delineation drilling to infill the mineral resource at Amelia will continue for the remainder of the year.

At the Santa Teresa zone, near surface oxide drilling expanded the strike length of the zone from 600 meters to 1,200 meters with significant oxide intercepts of 3.6 g/t gold and 30 g/t silver over 3 meters and 1.3 g/t gold and 1 g/t silver over 10.2 meters. Agnico expects to complete an initial resource estimate for this zone at year-end.

At the El Toro deposit, deep drilling has intersected high-grade feeder mineralization with significant intercepts of 2.7 g/t gold and 59 g/t silver over 3.9 meters. At the Bertha zone, significant intercepts include 6.3 g/t gold and 2 g/t silver over 4 meters and 17.4 g/t gold and 6 g/t silver over 3 meters.

During the remainder of 2021, Agnico plans additional drilling and metallurgical testing to continue expanding the mineral resources, to generate and test new targets including the new La Leona, Santo Niño, Mirna, Cieneguita and Veronica targets and to advance the oxide heap-leach project concept.

An updated mineral reserve and resource estimate and an updated preliminary economic assessment are expected in 2021.

Metalla holds a 2.0% NSR royalty on Santa Gertrudis subject to Agnico's right to buy back 1.0% for $7.5 million.

Wasamac

On September 13, 2021, Yamana Gold Inc. ("Yamana") announced that initial drill results reinforced the vision for a 200 Koz plus per year operation with a mine life of at least 15 years. The 15-year mine plan incorporates a portion of the 326 Koz of Indicated Resources and 258 Koz of Inferred Resources which Yamana expects to be converted to Reserves through infill drilling. The balance of the 15-year mine plan is based on a conservative estimate of exploration potential including extension of the Wasa shear along strike and at depth and the potential inclusion of satellite deposits such as the Wildcat zone. In addition, early drill results from Wildcat include 3.84 g/t over 13.25 meters, 13.03 g/t gold over 3.16 meters and 5.02 g/t gold over 11.02 meters. Drilling along strike on the Wildcat zone returned 3.68 g/t gold over 2.57 meters. Exploration expenditures for 2021 and 2022 are estimated by Yamana at $15 million with 120,000 metres of drilling planned. Yamana plans for infill drilling that will include at least 68,000 metres and the balance will be exploration drilling, both on the Wasamac and Francoeur projects. Yamana anticipates the program to ramp up to four drill rigs by late 2021.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buy back of 0.5% for C$7.5 million.

Akasaba West

On October 27, 2021, Agnico announced they plan to revisit the Akasaba West project with the intention to integrate it into the Goldex production profile. An internal technical evaluation is being updated to reflect current financial parameters and to optimize the production rate.

Metalla holds a 2% NSR royalty on the Akasaba West project subject to an exemption on the first 210 Koz of gold of production. Agnico holds the right to buy back 1% of the royalty for $7.0 million at and time.

Tocantinzinho

On October 27, 2021, G Mining announced that it had completed the previously announced acquisition of the Tocantinzinho gold project from Eldorado Gold Corp. for aggregate consideration of $115 million. Tocantinzinho is a permitted, high-grade gold project with a 10-year reserve life with an estimated 187 Koz per year production profile for the first 8 years. G Mining expects to complete an updated feasibility study by Q1 2022, and a positive construction decision by H2 2022. Project optimization and detailed engineering is expected to occur from Q4 2021 through to Q4 2022.  G Mining also expects to complete two drilling campaigns totaling 10,000 meters beginning in Q4 2021 through to Q1 2022, these include a grade control drilling program to de-risk early years of production and an exploration drilling program to test for potential extensions of the known mineralization at depth and below the current pit.

G Mining is a precious metals development company with a leadership team which has built four mines in South America, including the Merian mine for Newmont Corporation and Fruta Del Norte for Lundin Gold.

Metalla holds a 0.75% GVR royalty on the Tocantinzinho project.

El Realito

On October 28, 2021, Agnico reported that road construction was progressing well at El Realito with 2.5 km of the 3.7 km road fully completed. Pre-stripping activities started in mid-August 2021 and the construction of the haulage road is expected to be completed by year-end.

Metalla holds a 2.0% NSR royalty on the El Realito deposit which is subject to a 1.0% buyback right for $4.0 million.

Del Carmen

On November 4, 2021, Barrick reported that work was focused on defining an upcoming drill program at Del Carmen to target structural controls that could yield high-grade controls within the larger framework of the deposit. Drilling at Del Carmen is expected to resume in the first quarter of 2022. Barrick also released the details of a newly unveiled porphyry target, located immediately to the north of the Rojo Grande orebody. Drilling will begin in Q4 2021.

Metalla holds a 0.5% NSR royalty on the Del Carmen project which is the Argentine portion of the Alturas-Del Carmen project in the prolific El Indio belt.

Beaufor Mine

On October 27, 2021, Monarch Mining Corporation ("Monarch") provided an update on the restart of operations at the Beaufor Mine and Beacon Mill, scheduled to begin in the coming weeks in preparation for the start of mining in 2022. Monarch expects to complete the mine and mill preparation work at the end of the fourth quarter.

Metalla holds a 1.0% NSR royalty on the Beaufor mine once Monarch has produced 100 Koz of gold. To date, approximately 27.3 Koz of gold have been produced from the property.

Fosterville

On November 3, 2021, Kirkland Lake Gold reported that drilling in the first three quarters of 2021 continued to target the Harrier zone as well as the Lower Phoenix system in the southern end of the mining license. Surface drilling also began in the previous quarter to target the Harrier South, Daley's Hill & Russell's Reef lines of mineralization. On August 30, 2021, Kirkland Lake Gold reported results from 197 underground and 58 surface holes at Fosterville where drilling continued to target the Lower Phoenix, Harrier, Cygnet and Robbins Hill areas. Significant intercepts in the Lower Phoenix which host the Swan zone include 207 g/t gold over 2.6 meters (November 4, 2021 revision), 9.6 g/t gold over 6.4 meters and 10 g/t gold over 17.6 meters. Exploration in the Lower Phoenix has expanded mineralization 500 meters down-plunge of the current Mineral Reserves.

Metalla holds a 2.5% GVR royalty on the Northern and Southern extensions of the Fosterville mining license.

CentroGold

On October 20, 2021, OZ Minerals announced that the relocation plan required for progressing the court injunction removal has been completed and can be submitted to the National Institute of Colonization and Agrarian Reform (INCRA). An updated pre-feasibility study is expected to now be delivered in H1 2022.

Metalla holds a 1.0-2.0% NSR royalty on the CentroGold project.

Fifteen Mile Stream

On October 25, 2021, St Barbara Limited ("St Barbara") reported that the first round of information requests for the Environmental Impact Statement were received in late June 2021 and are due for resubmission in March 2022. St Barbara reported that the feasibility study is nearing completion and is on target for completion early in 2022 and is based on processing ore from Fifteen Mile Stream at St Barbara’s nearby processing plant at Touquoy.

Metalla holds a 1.0% NSR royalty on the Fifteen Mile Stream deposit and a 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Aureus East

On August 10, 2021, Aurelius Minerals Inc. ("Aurelius") reported assay results from surface drilling at Aureus East of 149 g/t gold over 0.7 meters and 5.2 g/t gold over 4.8 meters, further expanding the gold system. On October 18, 2021, Aurelius released further drill results of 131.5 g/t gold over 0.6 meters, 26.7 g/t gold over 0.95 meters and 26.4 g/t gold over 0.7 meters. Recent drill results continue to expand the mineralization and refine the geological model, Aurelius is on track to produce a mineral resource in Q1 2022.

Metalla holds a 1.0% NSR royalty on the Aureus East project.

North AK Property

On November 3, 2021, Kirkland Lake Gold reported that near surface zones along the Amalgamated Break will be mined in late 2021. In addition, Kirkland Lake Gold completed 4,160 meters of drilling from a ramp targeting shallow targets near the near surface resource areas and near resource extensions. This drilling was in addition to the 5,576 metres of drilling focused on targeting potential near surface resource from the Near Surface Ramp.

Metalla holds a 0.45% NSR royalty on the North AK property which is adjacent to the Macassa near surface resource.

Castle Mountain

On November 3, 2021, Equinox announced they had commenced permitting for phase 2 operations at the Castle Mountain mine. Equinox expects to undertake formal submission of the amendment to the mine plan in Q1 2022.

Metalla holds a 5.0% NSR Royalty on the South Domes area of the Castle Mountain mine.

Green Springs

On September 15, 2021, Contact Gold Corp. ("Contact") announced that it discovered gold mineralization at the Pilot Shale/Guilmette Limestone contact beneath the historic Mine Trend at the Green Springs project in Nevada. Significant intercepts from the deeper drilling include 0.7 g/t gold over 16.7 meters. In 2021, Contact's exploration program is focused on rapidly expanding the footprint of oxidized gold mineralisation at Green Springs, by stepping out on high grade zones along the mine trend and new targets under Contact's exploration model.

Metalla holds a 2.0% NSR royalty on Green Springs.

Fortuity 89

On October 28, 2021, Newcrest Mining Ltd. ("Newcrest") and Discovery Harbour Resources provided an update on exploration plans at the Fortuity 89 project in Nevada. Newcrest plans to drill a minimum of eight drill holes and 3,400 meters beginning in January 2022 to test a series of low sulphidation epithermal gold target.

Metalla holds a 2.0% NSR royalty on the Fortuity 89 project.

Tower Stock

White Metal Resources Corp. released several drill results on the Tower Stock Gold project in Ontario through several 2021 press releases dated October 21, September 23, and August 24, 2021. Significant drill results from the project include 3.68 g/t gold over 10.5 meters and 1.7 g/t gold over 82.5 meters.

Metalla holds a 2.0% NSR Royalty on the Tower Stock project.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a QP as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email:  info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Notes:

(1) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, Canadian investors should refer to the NI 43-101 Technical Reports for Del Carmen on www.sedar.com.

(2) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, Canadian investors should refer to the NI 43-101 Technical Reports for Tocantinzinho filed on www.sedar.com and the  Eldorado Gold Annual Information Form Dated March 30, 2020.

(3) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, Canadian investors should refer to the ASX JORC Code Technical Reports for CentroGold and on file at www.asx.com.au and the Oz Minerals 2020 Annual Report.

(4) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, Canadian investors should refer to the NI 43-101 Technical Reports for Amalgamated Kirkland on www.sedar.com.

Non-IFRS Measures

The items marked above are alternative performance measures and readers should refer to non-international financial reporting standards ("IFRS") financial measures in the Company's Management's Discussion and Analysis for the three and nine months ended September 30, 2021 as filed on SEDAR and as available on the Company's website for further details. Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by IFRS including (a) attributable gold equivalent ounces (GEOs), (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, which is based on the two preceding measures, and (e) adjusted EBITDA. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them except as required by applicable law.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "does not expect", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.  Forward-looking statements and information include, but are not limited to, the advancement of the properties on which Metalla holds a royalty or streaming interest; the completion of future accretive transactions by the Company and their anticipated timing; the payment of the remaining $5.0 million purchase price for the Castle Mountain royalty; the future growth in Metalla's net asset value; the successful completion of certain milestones in respect to the CentroGold project; the satisfaction of future payment obligations and contingent commitments by Metalla; the future sales of common shares under the 2021 ATM Program and the value of the gross  proceeds to be raised thereunder;  the future availability of funds pursuant to the Beedie Loan Facility and the 2021 ATM Program; the future conversion of funds drawn down by Metalla under the Beedie Loan Facility; the completion by property owners of announced drilling programs and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof; future disclosure by property owners and the expected timing thereof; the completion by property owners of announced capital expenditure programs; the mineral reserve estimates relating to the properties on which Metalla holds a royalty or streaming interest and all updates thereto; the estimated production at Wharf,  Higginsville, Beta Hunt, and NLGM; the plan to incorporate the drilling results at Wharf into Coeur's year-end 2021 resource model; the new mine plan at NLGM and the expected average annual production thereunder; the resumption of drilling at Del Carmen in the first quarter of 2022; the 15-year mine plan at Wasamac and the realization of mineral reserves thereunder; the plan to continue additional drilling and metallurgical testing and to advance the oxide heap-leach project concept at Santa Gertrudis; the completion of road construction at El Realito and the expected timing thereof; the future restart of operations at the Beaufor Mine and the expected timing thereof; the progression of the court injunction removal at the CentroGold property; the update of the pre-feasibility study on the CentroGold property and the anticipated timing thereof; the completion of an updated mineral reserve, resource estimate and updated preliminary economic assessment at Santa Gertrudis and the expected timing thereof; the completion of the feasibility study at Fifteen Mile Stream and the expected timing thereof; the the plan to revisit the Akasaba West project with the intention to integrate it into the Goldex production profile; the plan to undertake a formal submission of the amendment to the Castle Mountain mine plan and the expected timing thereof; the completion of an updated feasibility study and a positive construction decision at TZ and the anticipated timing thereof; the projected reserve life and per year production profile of Tocantinzinho; the completion of project optimization and detailed engineering at Tocantinzinho and the anticipated timing thereof; the achievement of production at the Côté Gold Project and the anticipated timing thereof; the release of an initial resource estimate for the Gosselin zone and the anticipated timing thereof; the Côté-Gosselin project becoming one of Canada's largest producing mines; the future restart of operations at the Beaufor Mine and Beacon Hill and the anticipated timing thereof; the future production of a mineral resource at Aureus East and the anticipated timing thereof; the plan to expand the footprint of oxidized gold mineralisation at Green Springs; the amount and timing of the attributable GEOs expected by the Company in 2021; the potential for Metalla to be a leading gold and silver company for the next commodities cycle; Metalla's future plans and objectives; future expectations regarding the royalties and streams of Metalla; royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty; the mineral reserves and resource estimates for the properties with respect to which the Company has or proposes to acquire an interest; future gold and silver prices; other potential developments relating to, or achievements by the counterparties for Metalla's stream and royalty agreements, and with respect to the mines and other properties in which Metalla has, or may acquire, a stream or royalty interest; and estimates of future production, costs and other financial or economic measures.

Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: changes in commodity prices; lack of control over mining operations; exchange rates; delays in or failure to receive payments; delays in construction; delays in the sale of the mines; third party reporting; the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; disruptions related to the COVID-19 pandemic or other health and safety issues, or the responses of governments, communities, partner operators, the Company and others to such pandemic or other issues; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent Annual Information Form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.